NEWS RELEASE


    Date:    Oct. 21, 1998


    Contact: Katherine Taylor
             Investor Relations Manager
             815-961-7164
                                                               AMCORE
                                                               FINANCIAL, INC.


             AMCORE FINANCIAL, INC. REPORTS THIRD QUARTER EARNINGS
                        NET INCOME INCREASES 20 PERCENT

    ROCKFORD -- AMCORE Financial, Inc., a $4 billion regional financial services company, reported a 20 percent increase in net income to $10.9 million for the third quarter ending September 30, 1998 when compared to same period a year ago.

    "We're pleased with our performance," said Robert J. Meuleman, president and chief executive officer. "Our core businesses are strong, our asset quality has improved and our margins have held up well."


    HIGHLIGHTS
    ----------
    - Diluted earnings per share rose to $0.37, a 12 percent increase from the same period last year.

    - Net interest income increased 12 percent, including a one basis point increase in the core margin compared to the same period last year.

    - Average loans for the third quarter were up 21 percent from same period last year due to strong market growth and the results of our sales management process.

    - Non-performing loans represented 0.83 percent of total loans, a decrease of 18 basis points from the same period last year. Asset quality remains strong with annualized net charge-offs representing 15 basis points of average loans.

    - Trust and asset management fees rose 63 percent or $2.4 million resulting from revenue contributions from the acquisition of Investors Management Group (IMG), Des Moines, Iowa, and strong sales results.




                                                                       Page 1
AMCORE Financial, Inc.
501 Seventh Street, Post Office Box 1537, Rockford, Illinois 61110-0037 Telephone 815 968-2241

    EARNINGS FROM OPERATIONS
    ------------------------
    Net income for the third quarter was $10.9 million, a 20 percent increase from $9.0 million in the third quarter of 1997. On a year-to-date basis, net income from operations was $31.5 million, an increase of 22 percent from the same period in 1997. Earnings per share on a diluted basis were $0.37, an increase of 12 percent from $0.33 in the third quarter of 1997. On a year-to-date basis, earnings per share on a diluted basis were $0.98, up 38 percent from $0.71 a year ago.

    "Our earnings were solid in light of a challenging quarter characterized by volatility in the markets, an inverted yield curve, and low interest rates, which triggered another round of refinancing," said Meuleman. "We want to remind our stakeholders that we are a regional financial services company with our assets and liabilities concentrated in the Midwest and not in foreign locations."

    Continued growth in earning assets resulted in a 12 percent or $3.5 million increase in net interest income on a fully taxable equivalent basis. Average earning assets increased 12 percent in the third quarter 1998 when compared to the third quarter 1997. Almost all of the growth is attributed to a $ 394 million or 21 percent increase in average loans. The core interest margin, excluding the investment leveraging program, was 4.18 percent for the third quarter 1998 compared to 4.17 percent in the third quarter of 1997. Reported margins, however, remained flat at 3.52 percent when compared to the third quarter 1997.

    Mortgage revenues were $2.2 million compared to $1.8 million in the same quarter last year. The increase is due to a 96% increase in mortgage originations resulting from favorable interest rates and the expansion of mortgage activities into Wisconsin. Loan originations were a record $105 million in the third quarter 1998 compared to $53.3 million in the third quarter of 1997. "Mortgage revenues would have been higher except for prepayments that impaired the value of the mortgage servicing rights and necessitated a write-down of $500,000," said Meuleman. "Of the quarterly originations, 65 percent was due to refinancing."

    Trust and asset management revenues increased 63 percent to $6.3 million in the third quarter of 1998 compared to $3.9 million in the third quarter of 1997. More than half of the increase was due to the acquisition of IMG in February, which also brought mutual fund administration revenues in-house.

    Total operating expenses for the third quarter of 1998 increased 17.7 percent to $28.7 million when compared to the third quarter of 1997. Most of the increase in non-interest expense is due to the acquisitions and increased mortgage activity. The efficiency ratio was 59.47 percent compared to 58.59 percent in the third quarter of 1997.

    ASSET QUALITY AND RESERVES
    --------------------------
    The allowance for loan losses to total loans was 1.11 percent at September 30, 1998, compared to 1.12 percent at September 30, 1997. The allowance for loan losses to non-performing loans increased to 135 percent from 111 percent at September 30, 1997. Total non-performing assets at September 30, 1998 were $21.0 million, or .52 percent of total assets.

    Net charge-offs represented 15 basis points of average loans during the third quarter 1998 compared to 30 basis points in the third quarter 1997. This reflects the lower risk profile of the loan portfolio after the sale of the satellite dish receivables in January.

    AMCORE Financial, Inc., headquartered in northern Illinois, is a financial services company with banking assets of over $4 billion and 11 banks operating in 68 locations in Illinois and Wisconsin. The company also has four financial services companies: AMCORE Investment Group, which provides trust and brokerage services, and through its wholly owned subsidiary, Investors Management Group, provides capital management, mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc. and AMCORE Insurance Group, Inc.

    This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the results of operations and businesses of AMCORE. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated, projected, forecasted or estimated in such forward-looking statements include, among others, the following possibilities: (i) heightened competition, including the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (ii) adverse state and federal legislation and regulation; (iii) failure to obtain new customers or retain existing customers; (iv) inability to carry out marketing and/or expansion plans; (v) loss of key executives; (vi) changes in interest rates, including the related effect of prepayments; (vii) general economic and business conditions which are less favorable than expected; (viii) unanticipated changes in industry trends; (ix) changes in Federal Reserve Board Monetary policies, (x) inability to realize cost savings anticipated with mergers or data processing outsourcing or higher than expected costs or other difficulties associated with these activities.

    AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at our newly redesigned website at http://www.AMCORE.com.

                             AMCORE Financial, Inc.
                    CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: All prior year amounts have been restated to reflect the mergers with First National Bancorp, Inc. on April 18, 1997 and Country Bank Shares Corporation on July 16, 1997, and the three-for-two stock split effective September 17, 1997. These mergers were accounted for under the pooling of interests method. AMCORE Financial, Inc. (AFI) acquired Investors Management Group, Ltd. on February 17, 1998. AFI merged with Midwest Federal Financial Corp. on March 27, 1998. This transaction was accounted for as a pooling of interests, however, the size of the transaction does not require restatement of prior year amounts.




(IN THOUSANDS, EXCEPT SHARE DATA)
                                                            QUARTER ENDED SEPTEMBER 30,         NINE MONTHS ENDED SEPTMEBER 30,
                                                        ----------------------------------   ------------------------------------
                                                                                   PERCENT                                PERCENT
FINANCIAL HIGHLIGHTS                                      1998         1997         CHANGE     1998          1997          CHANGE
------------------------------------------------------------------------------------------   ------------------------------------
Net revenues, including security gains............      $45,652      $39,203         16.5%   $132,660      $116,528         13.8%
Net interest income - FTE.........................       33,956       30,434         11.6%     99,084        89,439         10.8%
Operating expenses................................       28,677       24,369         17.7%     84,018        75,142         11.8%
Net income from operations........................       10,878        9,047         20.2%     31,520        25,762         22.4%
Net income........................................       10,878        9,047         20.2%     28,213        19,318         46.0%
Basic earnings per share from operations..........         0.37         0.34          8.8%       1.11          0.96         15.6%
Basic earnings per share..........................         0.37         0.34          8.8%       0.99          0.72         37.5%
Diluted earnings per share from operations........         0.37         0.33         12.1%       1.09          0.94         16.0%
Diluted earnings per share........................         0.37         0.33         12.1%       0.98          0.71         38.0%
Cash dividends per share..........................         0.14         0.12         16.7%       0.40          0.33         21.2%
Book value per share..............................        11.23        10.43          7.7%


                                                           TRAILING TWELVE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                      -------------------------------------
                                                                                   PERCENT
FINANCIAL HIGHLIGHTS                                      1998         1997         CHANGE
-------------------------------------------------------------------------------------------
Net revenues, including security gains............      $175,940     $154,388        14.0%
Net interest income - FTE.........................       130,434      118,952         9.7%
Operating expenses................................       115,116       99,805        15.3%
Net income from operations........................        40,866       34,655        17.9%
Net income........................................        37,559       28,211        33.1%
Basic earnings per share from operations..........          1.46         1.30        12.3%
Basic earnings per share..........................          1.34         1.06        26.4%
Diluted earnings per share from operations........          1.43         1.27        12.6%
Diluted earnings per share........................          1.32         1.04        26.9%
Cash dividends per share..........................          0.52         0.44        18.2%
Book value per share..............................


                                                            QUARTER ENDED SEPTEMBER 30,         NINE MONTHS ENDED SEPTEMBER 30,
                                                        ----------------------------------   ------------------------------------
                                                                                   PERCENT                                PERCENT
KEY FINANCIAL RATIOS (A)                                  1998          1997        CHANGE     1998          1997          CHANGE
------------------------------------------------------------------------------------------   ------------------------------------
   Return on average assets.......................        1.06%         0.99%        0.07%       1.07%         1.00%        0.07%
   Return on average equity.......................       13.44%        13.16%        0.28%      13.59%        13.06%        0.53%
   Net interest margin (FTE)......................        3.52%         3.52%        0.00%       3.52%         3.62%       -0.10%
   Core interest margin (FTE).....................        4.18%         4.17%        0.01%       4.21%         4.22%       -0.01%
   Efficiency Ratio (FTE) ........................       59.47%        58.59%        0.88%      59.93%        60.93%       -1.00%

(A) All 1998 ratios have been adjusted to exclude merger-related charges recorded in the first quarter.


INCOME STATEMENT
------------------------------------------------------------------------------------------   ------------------------------------
Interest income...................................      $74,979      $67,708         10.7%   $217,814      $191,747         13.6%
Interest expense..................................       43,593       39,666          9.9%    126,257       109,115         15.7%
                                                        ----------------------------------   ------------------------------------
   Net interest income............................       31,386       28,042         11.9%     91,557        82,632         10.8%
Provision for loan losses.........................        2,226        2,673        -16.7%      6,013         6,274         -4.2%
Non-interest income:
   Trust and asset management income..............        6,280        3,854         62.9%     17,534        11,575         51.5%
   Service charges on deposits....................        2,447        2,011         21.7%      6,496         5,942          9.3%
   Mortgage revenues..............................        2,233        1,762         26.7%      7,308         4,040         80.9%
   Insurance revenues.............................          620          364         70.3%      1,504         1,164         29.2%
   Other..........................................        2,109        2,596        -18.8%      6,601         9,587        -31.1%
                                                        ----------------------------------   ------------------------------------
      Total non-interest income...................       13,689       10,587         29.3%     39,443        32,308         22.1%
Net security gains................................          577          574          0.5%      1,660         1,588          4.5%
Operating expenses:
   Personnel costs................................       16,322       14,218         14.8%     48,098        43,164         11.4%
   Net occupancy expense..........................        1,736        1,634          6.2%      5,093         4,946          3.0%
   Equipment expense..............................        2,019        1,822         10.8%      5,818         5,963         -2.4%
   Professional fees..............................        1,243          699         77.8%      2,878         2,546         13.0%
   Advertising and business development...........          849          491         72.9%      2,643         2,539          4.1%
   Amortization of intangible assets..............          649          560         15.9%      1,920         1,659         15.7%
   Other..........................................        5,859        4,945         18.5%     17,568        14,325         22.6%
                                                        ----------------------------------   ------------------------------------
      Total operating expenses....................       28,677       24,369         17.7%     84,018        75,142         11.8%
                                                        ----------------------------------   ------------------------------------
Income before income taxes........................       14,749       12,161         21.3%     42,629        35,112         21.4%
Income taxes......................................        3,871        3,114         24.3%     11,109         9,350         18.8%
                                                        ----------------------------------   ------------------------------------
NET INCOME FROM OPERATIONS........................      $10,878      $ 9,047         20.2%   $ 31,520      $ 25,762         22.4%
   Merger related charges, net of tax ............            0            0           N/M      3,307         3,845           N/M
   Information systems charge, net of tax ........            0            0           N/M          0         2,599           N/M
                                                        ----------------------------------   ------------------------------------
NET INCOME........................................      $10,878      $ 9,047         20.2%   $ 28,213      $ 19,318         46.0%
                                                        ==================================   ====================================


Average shares outstanding - basic (000)..........       29,028       26,882          8.0%     28,398        26,836          5.8%
Average shares outstanding - diluted (000)........       29,560       27,503          7.5%     28,930        27,389          5.6%
Ending shares outstanding (000)...................       29,020       26,908          7.8%

AMCORE FINANCIAL, INC.

                                                                         QUARTER ENDED SEPTEMBER 30,
                                                               ----------------------------------------------
(in thousands)                                                         1998                     1997
-----------------------------------------------------------    ----------------------------------------------
                                                  ENDING         AVERAGE      YIELD/      AVERAGE      YIELD/
                                                  BALANCE        BALANCE       RATE       BALANCE       RATE
-----------------------------------------------------------    ----------------------------------------------
ASSETS:
   Taxable securities.........................  $1,036,508     $1,146,254     6.77%     $1,204,672     6.85%
   Tax-exempt securities (FTE)................     371,453        349,523     7.83%        308,275     8.49%
   Other earning assets.......................      15,756         22,993     4.99%          9,633     4.07%
   Loans held for sale........................      35,262         25,892     6.15%         13,538     7.03%
   Loans, net of unearned income (FTE)........   2,332,510      2,291,383     8.67%      1,897,633     8.89%
                                                -----------    ---------------------------------------------
      Total Earning Assets (FTE)..............  $3,791,489     $3,836,045     8.02%     $3,433,751     8.14%
      Intangible assets.......................      18,045         18,353                   13,195
      Other non-earning assets................     229,142        200,387                  185,771
                                                -----------    ---------------------------------------------
      TOTAL ASSETS............................  $4,038,676     $4,054,785               $3,632,717
                                                ===========    =============================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
   Interest bearing deposits..................  $2,474,356     $2,462,550     4.89%     $2,135,868     4.90%
   Non-interest bearing deposits..............     326,766        318,143                  285,716
                                                -----------    ---------------------------------------------
      Total Deposits..........................  $2,801,122     $2,780,693               $2,421,584
                                                -----------    ---------------------------------------------
   Short-term borrowings......................     541,186        592,642     5.66%        755,351     5.78%
   Long-term borrowings.......................     315,620        307,038     6.04%        139,420     7.35%
                                                -----------    ---------------------------------------------
      Total Interest Bearing Liabilities......   3,331,162      3,362,230     5.13%      3,030,639     5.23%
      Other liabilities.......................      54,772         53,388                   43,541
                                                -----------    ---------------------------------------------
      Total Liabilities.......................  $3,712,700     $3,733,761               $3,359,896
      Stockholders' Equity....................     325,976        321,024                  272,821
                                                -----------    ---------------------------------------------
      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY....................  $4,038,676     $4,054,785               $3,632,717
                                                ===========    =============================================

                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                 ----------------------------------------------
(in thousands)                                           1998                     1997
------------------------------------------------ ----------------------------------------------
                                                   AVERAGE      YIELD/      AVERAGE      YIELD/
                                                   BALANCE       RATE       BALANCE       RATE
------------------------------------------------ ----------------------------------------------
ASSETS:
   Taxable securities.........................   $1,182,795     6.79%     $1,122,400     6.69%
   Tax-exempt securities (FTE)................      340,649     7.94%        284,412     8.69%
   Other earning assets.......................       14,257     5.28%         11,217     5.24%
   Loans held for sale........................       27,470     5.22%         11,125     7.02%
   Loans, net of unearned income (FTE)........    2,158,692     8.75%      1,843,032     8.80%
                                                 ---------------------------------------------
      Total Earning Assets (FTE)..............   $3,723,863     8.04%     $3,272,186     8.07%
      Intangible assets.......................       17,571                   13,313
      Other non-earning assets................      200,728                  175,353
                                                 ---------------------------------------------
      TOTAL ASSETS............................   $3,942,162               $3,460,852
                                                 =============================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
   Interest bearing deposits..................   $2,361,681     4.92%     $2,074,682     4.77%
   Non-interest bearing deposits..............      319,958                  291,190
                                                 ---------------------------------------------
      Total Deposits..........................   $2,681,639               $2,365,872
                                                 ---------------------------------------------
   Short-term borrowings......................      637,758     5.70%        658,692     5.70%
   Long-term borrowings.......................      259,956     6.12%        131,704     6.78%
                                                 ---------------------------------------------
      Total Interest Bearing Liabilities......    3,259,395     5.17%      2,865,078     5.08%
      Other liabilities.......................       52,754                   40,805
                                                 ---------------------------------------------
      Total Liabilities.......................   $3,632,107               $3,197,073
      Stockholders' Equity....................      310,055                  263,779
                                                 ---------------------------------------------
      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY....................   $3,942,162               $3,460,852
                                                 =============================================

                                                ----------------------------------------------------------------
                                                                          QUARTER ENDED
                                                ----------------------------------------------------------------
                                               SEPTEMBER 30, SEPTEMBER 30,   PERCENT     DECEMBER 31,    PERCENT
ASSET QUALITY (IN THOUSANDS)                       1998          1997         CHANGE         1997         CHANGE
----------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses.............      $25,935      $21,415         21.1%       $19,908        30.3%
Net charge-offs..............................          879        1,431        -38.6%         2,030       -56.7%
Net charge-offs to average loans (B).........         0.15%        0.30%       -0.15%          0.42%       -0.3%

Non-performing assets:
   Nonaccrual................................      $19,273      $18,903          2.0%       $19,491        -1.1%
   Restructured..............................            0          418          N/M            377         N/M
                                                ----------------------------------------------------------------
      Non-performing loans...................       19,273       19,321         -0.2%        19,868        -3.0%
   Other real estate owned (OREO)............        1,727        1,422         21.4%         1,668         3.5%
                                                ----------------------------------------------------------------
      Total non-performing assets............      $21,000      $20,743          1.2%       $21,536         2.5%
                                                ----------------------------------------------------------------

Loans 90 days past due and still accruing....      $ 5,123       $4,457         14.9%        $3,386        51.3%



                                                ----------------------------------
                                                  NINE MONTHS ENDED SEPTEMBER 30,
                                                ----------------------------------
                                                                         PERCENT
ASSET QUALITY (IN THOUSANDS)                        1998      1997       CHANGE
----------------------------------------------  ----------------------------------
Ending allowance for loan losses.............
Net charge-offs..............................      2,123      4,404        -51.6%
Net charge-offs to average loans (B).........       0.13%      0.32%        -0.2%


(B) On an annualized basis.

KEY ASSET QUALITY RATIOS
----------------------------------------------------------------------------------------------------------------
   Allowance to ending loans.................         1.11%        1.12%       -0.01%          1.01%       0.10%
   Allowance to non-performing loans...........     134.57%      110.84%       23.73%        100.20%      34.37%
   Non-performing loans to loans.............         0.83%        1.01%       -0.18%          1.01%      -0.18%
   Non-performing assets to loans & OREO.......       0.90%        1.09%       -0.19%          1.10%      -0.20%
   Non-performing assets to total assets......        0.52%        0.56%       -0.04%          0.59%      -0.07%

CAPITAL ADEQUACY
----------------------------------------------------------------------------------------------------------------
  Total risk-based capital...................        13.98%       14.58%        0.60%         14.38%      -0.40%
  Tier 1 risk-based capital..................        12.98%       13.61%       -0.63%         13.50%      -0.52%
  Leverage ratio.............................         8.42%        8.28%        0.14%          8.31%      -0.11%
   Non-performing assets to total assets......


                                                        NEWS RELEASE


    Date:    Oct. 21, 1998


    Contact: Katherine Taylor
             Investor Relations Manager
             815-961-7164
                                                               AMCORE
                                                               FINANCIAL, INC.


           AMCORE FINANCIAL, INC., ANNOUNCES STOCK REPURCHASE PROGRAM

    ROCKFORD -- AMCORE Financial, Inc., announced today that the executive committee of its Board of Directors has authorized the repurchase of up to five percent of its common stock, or 1.4 million shares.

    The transactions will be completed from time to time, depending on market conditions, through open market or privately negotiated purchases. AMCORE currently has 29.019 million shares of common stock outstanding.

    The repurchased shares will become treasury shares and will be used for general corporate purposes, including the issuance of shares in connection with AMCORE's stock option plans and other employee benefit plans.

    Robert J. Meuleman, president and chief executive officer of AMCORE, said, "We believe the repurchase of our own shares will enable us to take advantage of an attractive investment opportunity given the current price level of our stock. We feel this investment will be of benefit to both the company and its stockholders and that this program demonstrates AMCORE's commitment to shareholder value."

    AMCORE Financial, Inc., headquartered in northern Illinois, is a financial services company with banking assets of $4 billion and 11 banks operating in 68 locations in Illinois and Wisconsin. The company also has four financial services companies: AMCORE Investment Group, which provides trust and brokerage services, and through its wholly owned subsidiary, Investors Management Group, provides capital management and mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc. and AMCORE Insurance Group, Inc.

AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at our website at http://www.AMCORE.com.





AMCORE Financial, Inc.
501 Seventh Street, Post Office Box 1537, Rockford, Illinois 61110-0037 Telephone 815 968-2241